  Exhibit 99.10

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORSOF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of INFOSYS LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at September 30, 2019, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and six months period ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the six months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (‘the Act’) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at September 30, 2019, the consolidated profit and consolidated total comprehensive income for the three months and six months period ended on that date, consolidated changes in equity and the consolidated cash flows for the six months period ended on that date.

Basis for Opinion

We conducted our audit of the interim consolidated financial statements in accordance with the Standards on Auditing (SAs) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the interim consolidated financial statements of the current period. These matters were addressed in the context of our audit of the interim consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1

Accuracy of revenues and onerous obligations in respect of fixed price contracts involves critical estimates

Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.

Refer Notes 1.5a and 2.16 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

Our audit approach was a combination of test of internal controls and substantive procedures which included the following:

•        Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.

•        Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated.

•        Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.

•        Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.

•        Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts.

Management Responsibilities for the Interim Consolidated Financial Statements

Company’s Board of Directors is responsible for the preparation and presentation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim consolidated financial statements by the Directors of the Company, as aforesaid

In preparing the interim consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)
Bengaluru, October 11, 2019	UDIN : 19070928AAAAAJ1694

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and six months ended September 30, 2019

Index
Consolidated Balance Sheet
Consolidated Statement of Profit and Loss
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates
2. Notes to the consolidated financial statements
2.1 Business combinations and disposal group held for sale
2.2 Property, plant and equipment
2.3 Goodwill and other intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Employee benefits
2.21 Reconciliation of basic and diluted shares used in computing earnings per share
2.22 Contingent liabilities and commitments(to the extend not provided for)
2.23 Related party transactions
2.24 Segment reporting
2.25 Function wise classification of Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore)

Consolidated Balance Sheets as at	Note No.	September 30, 2019	March 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	2.2	11,825	11,479
Right-of-use assets	2.19	3,917	–
Capital work-in-progress		1,059	1,388
Goodwill	2.3.1 and 2.1	4,080	3,540
Other intangible assets	2.3.2	1,356	691
Financial assets:
Investments	2.4	3,943	4,634
Loans	2.5	16	19
Other financial assets	2.6	679	312
Deferred tax assets (net)	2.15	1,363	1,372
Income tax assets (net)	2.15	6,407	6,320
Other non-current assets	2.9	1,717	2,105
Total non-current assets		36,362	31,860
Current assets
Financial assets:
Investments	2.4	3,518	6,627
Trade receivables	2.7	16,055	14,827
Cash and cash equivalents	2.8	16,473	19,568
Loans	2.5	240	241
Other financial assets	2.6	5,817	5,505
Income tax assets (net)	2.15	34	423
Other Current assets	2.9	6,712	5,687
Total current assets		48,849	52,878
Total assets		85,211	84,738
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,121	2,170
Other equity		58,400	62,778
Total equity attributable to equity holders of the Company		60,521	64,948
Non-controlling interests		360	58
Total equity		60,881	65,006
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	3,562	–
Other financial liabilities	2.12	747	147
Deferred tax liabilities (net)	2.15	707	672
Other non-current liabilities	2.13	103	275
Total non-current liabilities		5,119	1,094
Current liabilities
Financial Liabilities
Trade payables		2,134	1,655
Lease liabilities	2.19	515	–
Other financial liabilities	2.12	10,037	10,452
Other current liabilities	2.13	4,389	4,388
Provisions	2.14	608	576
Income tax liabilities (net)	2.15	1,528	1,567
Total current liabilities		19,211	18,638
Total equity and liabilities		85,211	84,738

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss	Note No.	Three months ended September 30,		Six months ended September 30,
		2019	2018	2019	2018
Revenue from operations	2.16	22,629	20,609	44,432	39,737
Other income, net	2.17	626	739	1,362	1,465
Total income		23,255	21,348	45,794	41,202
Expenses
Employee benefit expenses	2.18	12,675	11,158	24,977	21,620
Cost of technical sub-contractors		1,651	1,523	3,291	2,814
Travel expenses		599	602	1,427	1,205
Cost of software packages and others	2.18	680	606	1,296	1,151
Communication expenses		129	121	256	243
Consultancy and professional charges		341	289	631	594
Depreciation and amortisation expenses	2.2 and 2.3.2	727	463	1,408	900
Finance cost	2.19	42	–	82	–
Other expenses	2.18	915	953	1,763	1,779
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	–	–	270
Total expenses		17,759	15,715	35,131	30,576
Profit before tax		5,496	5,633	10,663	10,626
Tax expense:
Current tax	2.15	1,488	1,612	2,947	3,063
Deferred tax	2.15	(29)	(89)	(123)	(158)
Profit for the period		4,037	4,110	7,839	7,721
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net	2.20 and 2.15	(22)	3	(39)	4
Equity instruments through other comprehensive income, net	2.4 and 2.15	2	8	5	12
		(20)	11	(34)	16
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	17	(29)	(7)	(20)
Exchange differences on translation of foreign operations		(35)	334	(10)	421
Fair value changes on investments, net	2.4 and 2.15	2	(15)	18	(60)
		(16)	290	1	341
Total other comprehensive income /(loss), net of tax		(36)	301	(33)	357
Total comprehensive income for the period		4,001	4,411	7,806	8,078
Profit attributable to:
Owners of the Company		4,019	4,110	7,817	7,721
Non-controlling interests		18	–	22	–
		4,037	4,110	7,839	7,721
Total comprehensive income attributable to:
Owners of the Company		3,984	4,411	7,782	8,078
Non-controlling interests		17	–	24	–
		4,001	4,411	7,806	8,078
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		9.46	9.45	18.28	17.76
Diluted ()		9.44	9.44	18.25	17.74
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		4,249,343,678	4,347,055,177	4,275,615,916	4,346,857,296
Diluted		4,255,822,953	4,352,208,472	4,282,322,537	4,351,915,210

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	-	(12)	64,923	1	64,924
Changes in equity for the six months ended September 30, 2018
Profit for the period	–	–	7,721	–	–	–	–	–	–	–	–	–	–	7,721	–	7,721
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	4	4	–	4
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	12	–	–	–	12	–	12
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(20)	–	(20)	–	(20)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	421	–	–	421	–	421
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	(60)	(60)	–	(60)
Total Comprehensive income for the period	–	–	7,721	–	–	–	–	–	–	12	421	(20)	(56)	8,078	–	8,078
Share based payments to employees (Refer to note 2.11)	–	–	–	–	–	94	–	–	–	–	–	–	–	94	–	94
Dividends (including dividend distribution tax)	–	–	(7,949)	–	–	–	–	–	–	–	–	–	–	(7,949)	–	(7,949)
Non-controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Exercise of stock options (refer to no no: 2.11)	–	42	–	–	–	(42)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	2	–	–	–	–	–	–	–	–	–	–	–	2	–	2
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–	–	–
Amount transferred to other reserves	–	–	(1)	–	–	–	–	1	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(1,106)	–	–	–	1,106	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	375	–	–	–	(375)	–	–	–	–	–	–	–	–	–
Increase in Equity share capital on account of bonus issue (refer to note no: 2.11)	1,088	–	–	–	–	–	–	–	–	–	–	–	–	1,088	–	1,088
Amounts utilized for bonus issue (Refer to note 2.11)	–	–	–	–	(1,088)	–	–	–	–	–	–	–	–	(1,088)	–	(1,088)
Balance as at September 30, 2018	2,176	80	55,902	54	3,253	181	2,314	6	56	14	1,200	(20)	(68)	65,148	1	65,149

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116 (Refer to note 2.19)*	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the six months ended September 30, 2019
Profit for the period	–	–	7,817	–	–	–	–	–	–	–	–	–	–	7,817	22	7,839
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)	–	(39)
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	5	–	–	–	5	–	5
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	(12)	–	–	(12)	2	(10)
Fair value changes on investments* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	18	18	–	18
Total Comprehensive income for the period	–	–	7,817	–	–	–	–	–	–	5	(12)	(7)	(21)	7,782	24	7,806
Shares issued on exercise of employee stock options (Refer to note 2.11)	–	1	–	–	–	–	–	–	–	–	–	–	–	1	–	1
Increase in Equity share capital on account of bonus issue (Refer to note 2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.11)	–	–	–	–	–	117	–	–	–	–	–	–	–	117	–	117
Buyback of equity shares (Refer to note 2.11 & 2.12)	(49)	–	(4,717)	–	(1,494)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)
Transaction costs relating to buyback * (Refer to note 2.11)	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback ( Refer to note 2.11)	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–	–	–
Exercise of stock options (refer to note no. 2.11)	–	77	–	–	–	(77)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	7	–	–	–	–	–	–	–	–	–	–	–	7	–	7
Financial liability under option arrangements (refer to note 2.1)	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)	–	(598)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(33)	(33)
Amount transferred to other reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(5,425)	–	–	–	–	–	–	–	–	–	–	(5,425)	–	(5,425)
Non-controlling interests on acquisition of subsidiary (refer to note no.2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(1,145)	–	–	–	1,145	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	616	–	–	–	(616)	–	–	–	–	–	–	–	–	–
Balance as at September 30, 2019	2,121	234	52,604	54	1,157	267	3,099	6	111	77	830	14	(53)	60,521	360	60,881

* Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Six months ended September 30,
		2019	2018
Cash flow from operating activities
Profit for the period		7,839	7,721
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	2,824	2,905
Depreciation and amortization	2.2 and 2.3.2	1,408	900
Interest and dividend income		(861)	(1,028)
Finance cost	2.19	82	–
Impairment loss recognized / (reversed) under expected credit loss model		82	142
Exchange differences on translation of assets and liabilities		54	57
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	270
Stock compensation expense	2.11	119	97
Other adjustments		(102)	(65)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,578)	(2,679)
Loans, other financial assets and other assets		410	(155)
Trade payables		(1,071)	488
Other financial liabilities, other liabilities and provisions		930	1,722
Cash generated from operations		10,136	10,375
Income taxes paid		(2,705)	(3,653)
Net cash generated by operating activities		7,431	6,722
Cash flows from investing activities
Expenditure on property, plant and equipment		(1,891)	(1,091)
Loans to employees		5	9
Deposits placed with corporation		(7)	(11)
Interest and dividend received		841	989
Payment towards acquisition of business, net of cash acquired		(511)	(210)
Payment of contingent consideration pertaining to acquisition of business		–	(6)
Redemption of escrow pertaining to Buyback	2.6	257	–
Other receipts		23	–
Payments to acquire Investments
Preference, equity securities and others		(41)	(21)
Tax free bonds and government bonds		(19)	(17)
Liquid mutual funds and fixed maturity plan securities		(18,295)	(39,650)
Non convertible debentures		(52)	–
Government securities		(1,561)	–
Certificates of deposit		–	(1,268)
Others		(16)	(8)
Proceeds on sale of financial assets
Tax free bonds and government bonds		18	1
Non-convertible debentures		1,383	302
Government securities		1,170	–
Commercial paper		500	300
Certificates of deposit		1,995	950
Liquid mutual funds and fixed maturity plan securities		18,946	38,935
Preference and equity securities		3	-
Others		10	-
Net cash (used in)/from in investing activities		2,758	(796)

Cash flows from financing activities:
Payment of lease liabilities	2.19	(294)	–
Payment of dividends (including dividend distribution tax)		(5,422)	(7,949)
Payment of dividend to non-controlling interest of subsidiary		(33)	–
Shares issued on exercise of employee stock options		1	–
Buyback of equity shares including transaction cost		(7,478)	–
Net cash used in financing activities		(13,226)	(7,949)
Net increase / (decrease) in cash and cash equivalents		(3,037)	(2,023)
Cash and cash equivalents at the beginning of the period	2.8	19,568	19,871
Effect of exchange rate changes on cash and cash equivalents		(58)	64
Cash and cash equivalents at the end of the period	2.8	16,473	17,912
Supplementary information:
Restricted cash balance	2.8	375	330

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 11, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on October 11, 2019.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts (Refer to Note no 2.1 and 2.3.2)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of cash-generating units which are benefiting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments (Refer to Note no 2.3.1)

f. Non-current assets and Disposal Group held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs (Refer to Note no 2.1.2).

g. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. (Refer to Note no. 2.19)

2.1 BUSINESS COMBINATIONS AND DISPOSAL GROUP HELD FOR SALE

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at September 30, 2019 is $17 million (124 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2019.

Infosys Compaz Pte Limited (formerly Trusted Source Pte Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd, a Singapore based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately 54 crore) and a contingent consideration of up to SGD 7 million (approximately 37 crore on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	92	–	92
Intangible assets - Customer contracts and relationships	–	44	44
Deferred tax liabilities on intangible assets	–	(7)	(7)
	92	37	129
Non-controlling interests			(51)
Total purchase price			78

* Includes cash and cash equivalents acquired of 65 crore.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	54
Fair value of contingent consideration	24
Total purchase price	78

The gross amount of trade receivables acquired and its fair value is 50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at September 30, 2019 is SGD 7 million (36 crore).

The transaction costs of 3 crore related to the acquisition have been included in the statement of profit and loss for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 560 crore), comprising of cash consideration of Euro 45 million (approximately 388 crore), contingent consideration of upto Euro 12 million (approximately 103 crore) and retention payouts of upto Euro 8 million (approximately 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys the Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	12	–	12
Intangible assets - Customer contracts and relationships	–	158	158
Intangible assets - Salesforce Relationships	–	62	62
Intangible assets - Brand	–	28	28
Deferred tax liabilities on intangible assets	–	(52)	(52)
	12	196	208
Goodwill			240
Total purchase price			448

* Includes cash and cash equivalents acquired of 28 crore.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	388
Fair value of contingent consideration	60
Total purchase price	448

The gross amount of trade receivables acquired and its fair value is 27 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at September 30, 2019 was EUR 8 million (62 crore).

The transaction costs of 5 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019

HIPUS Co., Ltd (formerly, Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co., Limited, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.12).

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity is expected to provide end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	41	–	41
Intangible assets - Customer contracts and relationships	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
	41	80	121
Goodwill			108
Less: Non-controlling Interest			(23)
Total purchase price			206

* Includes cash and cash equivalents acquired of 179 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to 1,508 crore.

The transaction costs of 8 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately 1,195 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.12)Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	541	–	541
Intangible assets - Customer contracts and relationships	–	549	549
Intangible assets - Technology	–	110	110
Intangible assets - Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
	541	543	1,084
Goodwill			399
Less: Non controlling interest			(288)
Total purchase price			1,195

* Includes cash and cash equivalents acquired of 505 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 78 crore and the amount is substantially collected.

The transaction costs of 5 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the six months ended September 30, 2019.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

2.1.2. Disposal group held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the consolidated statement of profit and loss for the year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale’ classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification as “held for sale”). Accordingly, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements as at March 31, 2019.On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of profit and loss for the year ended March 31, 2019.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years. 4

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2019 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2019	1,307	9,074	2,798	1,126	6,086	1,747	843	40	23,021
Additions	7	330	223	58	230	169	136	2	1,155
Deletions	–	–	(1)	–	(72)	(6)	–	(1)	(80)
Translation difference	–	(11)	–	(1)	(3)	(2)	1	–	(16)
Gross carrying value as at September 30, 2019	1,314	9,393	3,020	1,183	6,241	1,908	980	41	24,080
Accumulated depreciation as at July 1, 2019	–	(3,009)	(1,912)	(838)	(4,381)	(1,221)	(444)	(23)	(11,828)
Depreciation	–	(88)	(78)	(33)	(221)	(59)	(31)	(2)	(512)
Accumulated depreciation on deletions	–	–	1	–	71	6	–	1	79
Translation difference	–	(1)	–	–	4	2	1	–	6
Accumulated depreciation as at September 30, 2019	–	(3,098)	(1,989)	(871)	(4,527)	(1,272)	(474)	(24)	(12,255)
Carrying value as at Jul 1, 2019	1,307	6,065	886	288	1,705	526	399	17	11,193
Carrying value as at September 30, 2019	1,314	6,295	1,031	312	1,714	636	506	17	11,825

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2018 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2018	1,296	652	8,220	2,327	1,011	5,102	1,417	541	33	20,599
Additions	2	–	45	23	18	165	19	31	2	305
Deletions	–	–	–	(2)	(2)	(42)	(3)	–	(1)	(50)
Translation difference	–	–	13	1	2	14	5	6	–	41
Gross carrying value as at September 30, 2018	1,298	652	8,278	2,349	1,029	5,239	1,438	578	34	20,895
Accumulated depreciation as at July 1, 2018	–	(32)	(2,794)	(1,669)	(745)	(3,791)	(1,053)	(348)	(19)	(10,451)
Depreciation	–	(2)	(78)	(73)	(32)	(183)	(45)	(20)	(2)	(435)
Accumulated depreciation on deletions	–	–	–	2	2	40	3	–	1	48
Translation difference	–	–	–	(1)	(1)	(11)	(4)	(6)	–	(23)
Accumulated depreciation as at September 30, 2018	–	(34)	(2,872)	(1,741)	(776)	(3,945)	(1,099)	(374)	(20)	(10,861)
Carrying value as at July 1, 2018	1,296	620	5,426	658	266	1,311	364	193	14	10,148
Carrying value as at September 30, 2018	1,298	618	5,406	608	253	1,294	339	204	14	10,034

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2019 were as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	7	–	494	313	88	441	291	242	4	1,880
Additions - Business Combination	–	–	–	–	–	60	8	2	–	70
Deletions	–	–	–	(1)	(5)	(102)	(9)	(1)	(1)	(119)
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.19)	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	(27)	(1)	(1)	(4)	(2)	(2)	–	(37)
Gross carrying value as at September 30, 2019	1,314	–	9,393	3,020	1,183	6,241	1,908	980	41	24,080
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(172)	(150)	(63)	(440)	(113)	(63)	(3)	(1,004)
Accumulated depreciation on deletions	–	–	–	1	5	101	9	1	1	118
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.19)	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	1	1	–	4	2	2	–	10
Accumulated depreciation as at September 30, 2019	–	–	(3,098)	(1,989)	(871)	(4,527)	(1,272)	(474)	(24)	(12,255)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at September 30, 2019	1,314	–	6,295	1,031	312	1,714	636	506	17	11,825

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2018 were as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	69	–	134	45	30	397	48	40	4	767
Additions - Business Combination	–	–	–	–	2	1	2	2	–	7
Deletions	–	(21)	–	(3)	(7)	(55)	(8)	(2)	(1)	(97)
Translation difference	–	–	14	1	2	12	3	7	–	39
Gross carrying value as at September 30, 2018	1,298	652	8,278	2,349	1,029	5,239	1,438	578	34	20,895
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(3)	(153)	(146)	(63)	(358)	(88)	(39)	(3)	(853)
Accumulated depreciation on deletions	–	–	–	3	7	53	8	2	1	74
Translation difference	–	–	–	(1)	(1)	(8)	(2)	(7)	–	(19)
Accumulated depreciation as at September 30, 2018	–	(34)	(2,872)	(1,741)	(776)	(3,945)	(1,099)	(374)	(20)	(10,861)
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at September 30, 2018	1,298	618	5,406	608	253	1,294	339	204	14	10,034

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2019 were as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions	78	–	916	462	136	1,129	254	209	9	3,193
Additions - Business Combination	–	–	–	1	2	34	7	3	–	47
Deletions	–	(68)	(116)	(60)	(40)	(239)	(40)	(21)	(2)	(586)
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	1	2	40	8	17	–	68
Translation difference	–	–	(4)	(1)	(1)	(2)	(2)	–	–	(10)
Gross carrying value as at March 31, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Accumulated depreciation as at April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(5)	(313)	(293)	(125)	(766)	(185)	(89)	(6)	(1,782)
Accumulated depreciation on deletions	–	3	103	50	32	229	36	20	2	475
Reclassified from assets held for sale (Refer note 2.1.2)	–	–	–	(1)	(1)	(25)	(5)	(15)	–	(47)
Translation difference	–	–	2	–	–	2	1	–	–	5
Accumulated depreciation as at March 31, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Carrying value as at April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as at March 31, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, the fair value of net assets acquired is reassessed and the bargain purchase excess is recognized in the capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Carrying value at the beginning	3,540	2,211
Goodwill on Hipus acquisition (Refer note no. 2.1.1)	108	–
Goodwill on Wongdoody acquisition (Refer note no. 2.1.1)	–	173
Goodwill on Fluido Oy acquisition (refer note no. 2.1.1)	–	240
Goodwill on Stater (Refer note no. 2.1.1)	399	–
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount (Refer note 2.1.2)	–	863
Translation differences	33	53
Carrying value at the end	4,080	3,540

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Chief Operating Decision Maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the business segments based on “Management approach” as defined under Ind AS 108, Operating Segments (Refer Note 2.24). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments as at March 31, 2019 :

 (In crore)

Segment	As at March 31, 2019
Financial services	743
Retail	437
Communication	389
Energy, Utilities, Resources and Services	374
Manufacturing	239
2,182
Operating segments without significant goodwill	417
Total	2,599

Consequent to reclassification from held for sale (refer note no 2.1.2) goodwill pertaining to Kallidus , Skava (together referred to as Skava) and Panaya acquisitions are tested for impairment at Panaya and Skava level which amounts to 941 crore as at March 31, 2019.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2019, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows:

(in %)

As at March 31, 2019
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years. 4

The changes in the carrying value of acquired intangible assets for the three months ended September 30, 2019 are as follows:

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at July 1, 2019	1,617	598	1	123	84	2,423
Additions	–	11	–	–	–	11
Acquisition through business combination (Refer note no. 2.1.1)	–	–	–	–	–	–
Deletions	–	–	–	–	–	–
Translation difference	4	10	–	–	(2)	12
Gross carrying value as at September 30, 2019	1,621	619	1	123	82	2,446
Accumulated amortization as at July 1, 2019	(587)	(325)	(1)	(49)	(35)	(997)
Amortization expense	(39)	(28)	–	(4)	(6)	(77)
Deletions	–	–	–	–	–	–
Translation differences	(7)	(9)	–	(1)	1	(16)
Accumulated amortization as at September 30, 2019	(633)	(362)	(1)	(54)	(40)	(1,090)
Carrying value as at July 1, 2019	1,030	273	–	74	49	1,426
Carrying value as at September 30, 2019	988	257	–	69	42	1,356
Estimated Useful Life (in years)	1-15	3-10	–	5-10	3-5
Estimated Remaining Useful Life (in years)	1-15	1	–	1-7	1-2

The changes in the carrying value of acquired intangible assets for the three months ended September 30, 2018 are as follows:

  (In crore)

Particulars	Customer related	Software related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at July 1, 2018	583	20	73	34	27	737
Additions	–	8	–	–	–	8
Deletions	–	–	–	–	–	–
Translation differences	30	3	1	1	–	35
Gross carrying value as at September 30, 2018	613	31	74	35	27	780
Accumulated amortization as at July 1, 2018	(309)	(20)	(10)	(14)	(14)	(367)
Amortization expense	(23)	(1)	(1)	(1)	(2)	(28)
Deletions	–	–	–	–	–	–
Translation differences	(19)	(2)	–	–	–	(21)
Accumulated amortization as at September 30, 2018	(351)	(23)	(11)	(15)	(16)	(416)
Carrying value as at July 1, 2018	274	–	63	20	13	370
Carrying value as at September 30, 2018	262	8	63	20	11	364
Estimated Useful Life (in years)	2-10	3	50	5-6	5
Estimated Remaining Useful Life (in years)	0-4	2	43	2-6	2

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2019:

 (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2019	937	441	1	73	99	83	1,634
Additions	–	59	–	–	–	–	59
Acquisition through business combination (Refer note no. 2.1.1)	665	110	–	–	24	–	799
Reclassified on account of adoption of IndAS 116	–	–	–	(73)	–	–	(73)
Translation difference	19	9	–	–	–	(1)	27
Gross carrying value as at September 30, 2019	1,621	619	1	–	123	82	2,446
Accumulated amortization as at April 1, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Amortization expense	(69)	(53)	–	–	(8)	(12)	(142)
Reclassified on account of adoption of IndAS 116	–	–	–	11	–	–	11
Translation differences	(7)	(7)	–	–	(2)	–	(16)
Accumulated amortization as at September 30, 2019	(633)	(362)	(1)	–	(54)	(40)	(1,090)
Carrying value as at April 1, 2019	380	139	–	62	55	55	691
Carrying value as at September 30, 2019	988	257	–	–	69	42	1,356
Estimated Useful Life (in years)	1-15	3-10	–	–	5-10	3-5
Estimated Remaining Useful Life (in years)	1-15	1	–	–	1-7	1-2

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2018:

  (In crore)

Particulars	Customer related	Software related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2018	445	19	73	26	27	590
Additions	–	8	–	–	–	8
Acquisition through business combination (Refer note no. 2.1.1)	132	–	–	8	–	140
Deletions	–	–	–	–	–	–
Translation difference	36	4	1	1	–	42
Gross carrying value as at September 30, 2018	613	31	74	35	27	780
Accumulated amortization as at April 1, 2018	(289)	(19)	(10)	(12)	(13)	(343)
Amortization expense	(39)	(1)	(1)	(3)	(3)	(47)
Deletions	–	–	–	–	–	–
Translation differences	(23)	(3)	–	–	–	(26)
Accumulated amortization as at September 30, 2018	(351)	(23)	(11)	(15)	(16)	(416)
Carrying value as at April 1, 2018	156	–	63	14	14	247
Carrying value as at September 30, 2018	262	8	63	20	11	364
Estimated Useful Life (in years)	2-10	3	50	5-6	5
Estimated Remaining Useful Life (in years)	0-4	2	43	2-6	2

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

  (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2018	445	19	–	73	26	27	590
Reclassified from assets held for sale (Refer note 2.1.2)	157	388	1	–	37	–	583
Additions	–	9	–	–	–	–	9
Acquisition through business combination (Refer note no. 2.1.1)	334	–	–	–	36	62	432
Deletions	–	–	–	–	–	–	–
Translation difference	1	25	–	–	–	(6)	20
Gross carrying value as at March 31, 2019	937	441	1	73	99	83	1,634
Accumulated amortization as at April 1, 2018	(289)	(19)	–	(10)	(12)	(13)	(343)
Reclassified from assets held for sale (Refer note 2.1.2)	(56)	(182)	(1)	–	(21)	–	(260)
Amortization expense	(112)	(90)	–	(2)	(10)	(15)	(229)
Reduction in value (Refer note 2.1.2)	(93)	–	–	–	–	–	(93)
Deletions	–	–	–	–	–	–	–
Translation differences	(7)	(11)	–	1	(1)	–	(18)
Accumulated amortization as at March 31, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Carrying value as at April 1, 2018	156	–	–	63	14	14	247
Carrying value as at March 31, 2019	380	139	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	43	2-8	2-3

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the three months ended September 30, 2019 and September 30, 2018 was 210 crore and 198 crore respectively, and for the six months ended September 30, 2019 and September 30, 2018 was 408 crore and 386 crore respectively

2.4 INVESTMENTS

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (refer note no. 2.4.1)
Preference securities	134	89
Equity instruments	11	11
	145	100
Investments carried at fair value through profit and loss (refer note no. 2.4.1)
Preference securities	24	23
Others (1)	32	16
	56	39
Quoted
Investments carried at amortized cost (refer note no. 2.4.2)
Tax free bonds	1,891	1,893
Government Bonds	19	–
	1,910	1,893
Investments carried at fair value through profit and loss (refer note no. 2.4.3)
Fixed maturity plan securities	–	458
	–	458
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	678	1,420
Government securities	1,154	724
	1,832	2,144
Total non-current investments	3,943	4,634
Current
Unquoted
Investments carried at fair value through profit or loss (refer note no. 2.4.3)
Liquid mutual fund units	1,220	1,786
	1,220	1,786
Investments carried at fair value through other comprehensive income
Commercial Paper (refer note no. 2.4.4)	–	495
Certificates of deposit (refer note no. 2.4.4)	547	2,482
	547	2,977
Quoted
Investment carried at amortized cost (refer note no.2.4.2)
Government Bonds	–	18
	–	18
Investments carried at fair value through profit and loss (refer note no. 2.4.3)
Fixed maturity plan securities	476	–
	476	–
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	1,275	1,846
	1,275	1,846
Total current investments	3,518	6,627
Total investments	7,461	11,261
Aggregate amount of quoted investments	5,493	6,359
Market value of quoted investments (including interest accrued), current	1,747	1,862
Market value of quoted investments (including interest accrued), non current	4,013	4,711
Aggregate amount of unquoted investments	1,968	4,902
Aggregate amount of impairment on value of investments	–	–
Investments carried at amortized cost	1,910	1,911
Investments carried at fair value through other comprehensive income	3,799	7,067
Investments carried at fair value through profit or loss	1,752	2,283

(1)	Uncalled capital commitments outstanding as at September 30, 2019 and March 31, 2019 was 72 crore and 86 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income :

(In crore)

	Three months ended September 30, 2019			Three months ended September 30, 2018
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	16	(2)	14	(12)	2	(10)
Certificates of deposit	(3)	1	(2)	(7)	2	(5)
Government securities	(13)	3	(10)	–	–	–
Equity and preference securities	4	(2)	2	7	1	8

(In crore)

	Six months ended September 30, 2019			Six months ended September 30, 2018
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	27	(3)	24	(48)	6	(42)
Certificates of deposit	(5)	1	(4)	(27)	9	(18)
Government securities	(3)	1	(2)	–	–	–
Equity and preference securities	7	(2)	5	12	–	12

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		September 30, 2019	March 31, 2019
Liquid mutual fund units	Quoted price	1,220	1,786
Fixed maturity plan securities	Market observable inputs	476	458
Tax free bonds and government bonds	Quoted price and market observable inputs	2,199	2,125
Non-convertible debentures	Quoted price and market observable inputs	1,953	3,266
Government securities	Quoted price	1,154	724
Commercial Papers	Market observable inputs	–	495
Certificate of deposits	Market observable inputs	547	2,482
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	145	100
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	24	23
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	32	16
Total		7,750	11,475

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	September 30, 2019	March 31, 2019
Preference securities
Airviz, Inc.	4	3
2,282,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop, Inc.	14	14
16,48,352(16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc.	26	25
39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
13,35,707 (13,35,707) Series C Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	70	27
31,40,181 (11,80,358) Series C-1 Preferred Stock
Tidalscale, Inc.	24	23
36,74,269 (36,74,269) Series B Preferred Stock
Ideaforge Technology Private Limited	10	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up
Total investment in preference securities	158	112
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	10	10
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1/- each
Ideaforge	–	–
100 (100) equity shares at 10/-, fully paid up
Total investment in equity instruments	11	11
Others
Stellaris Venture Partners India	16	16
The House Fund II, L.P.	16	–
Total investment in others	32	16
Total	201	139

*	During the quarter ended September 30, 2018; Investment in Convertible promissory note of Tidalscale was converted into Series B Preferred Stock

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2019			As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	105	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	342	3,300	342
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,100,000	210	2,100,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	200,000	20	200,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000	150,000	15	150,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	52	500,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000	500,000	50	500,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	500,000	53	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	500,000	50	500,000	50
Total investments in tax-free bonds		74,55,416	1,891	74,54,496	1,893

The balances held in government bonds as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2019			As at March 31, 2019
	Face Value PHP	Units	Amount	Units	Amount
Treasury Notes Phillippines Govt. 29MAY2019	–	–	–	45,000	6
Treasury Notes Phillippines Govt. 17APRIL2019	–	–	–	90,000	12
Treasury Notes Phillippines Govt. 8MARCH2023	100	55,000	7	–	–
Treasury Notes Phillippines Govt. 4DECEMBER2022	100	90,000	12	–	–
Total investments in government bonds		145,000	19	135,000	18

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2019		As at March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun Life Liquid Fund -Growth -Direct Plan	514,908	16	13,32,847	40
Aditya Birla Sun life Corporate Bond Fund -Growth -Direct Plan	26,697,315	202	1,96,00,407	141
Aditya Birla Sun life Money Manager Fund -Growth -Direct Plan	–	–	79,75,385	201
Aditya Birla Sun Life Cash Manager - Growth	40,457	2	1,11,344	5
HDFC Money market Fund- Direct Plan- Growth Option	87,596	36	7,72,637	303
HDFC Liquid fund-Direct Plan growth option	42,100	16	68,035	25
ICICI Prudential Short Term- Direct Plan -Growth	125,303,364	530	–	–
ICICI Prudential Savings Fund- Direct Plan-Growth	–	–	83,40,260	301
IDFC Corporate Bond - Fund Direct Plan	11,902,495	16	13,14,84,437	169
Kotak Money Market Fund- Direct Plan- Growth Option	–	–	9,73,751	301
SBI Premier Liquid Fund -Direct Plan -Growth	–	–	10,25,678	300
HDFC Corporate Bond Fund -Growth -Direct Plan	11,40,66,706	251	–	–
IDFC Banking and PSU fund Direc Plan- Growth Option	88,849,927	151	–	–
Total investments in liquid mutual fund units	36,75,04,868	1,220	17,16,84,781	1,786

The balances held in fixed maturity plans as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2019		As at March 31, 2019
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	72	6,00,00,000	70
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	30	2,50,00,000	29
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	3,80,00,000	46	3,80,00,000	44
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	66	5,50,00,000	63
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	51	4,20,00,000	49
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	36	3,00,00,000	35
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	12	1,00,00,000	12
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	18	1,50,00,000	17
Kotak FMP Series 199 Direct- Growth	3,50,00,000	42	3,50,00,000	40
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	5,00,00,000	58	5,00,00,000	54
Total investments in fixed maturity plan securities	40,50,00,000	476	40,50,00,000	458

2.4.4 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at September 30, 2019 and March 31, 2019 is as follows:

(In crore, except as otherwise stated)

Particulars		As at September 30, 2019		As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	50	54	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	–	–	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	53	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	323	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	126	1,250	127
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/-	100	105	100	100
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	51	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	50	53	150	154
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	208	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	–	–	50	52
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	–	–	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	–	–	100	105
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	2,000	207	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	52	500	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	–	–	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	47	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	102	100	105
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	–	–	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/-	1,000	103	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,750	180	1,750	186
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	–	–	1,000	103
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	–	–	75	75
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/-	2,100	112	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	–	–	1,070	110
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	107	1,000	101
8.80% LIC Housing Finance Ltd 24Dec2020	10,00,000/-	650	70	650	67
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	–	–	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	–	–	3,000	318
Total investments in non-convertible debentures		17,450	1,953	28,295	3,266

The balances held in government securities as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars		As at September 30, 2019		As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
7.17% Government of India 8JAN2028	10,000/-	3,50,000	363	6,75,000	672
7.32% Government of India 28JAN2024	10,000/-	1,00,000	105	–	–
7.37% Government of India 16APR2023	10,000/-	50,000	54	–	–
7.95% Government of India 28AUG2032	10,000/-	–	–	50,000	52
7.26% Government of India 14JAN2029	10,000/-	600,000	632	–	–
Total investments in government securities		11,00,000	1,154	725,000	724

The balances held in certificates of deposit as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars		As at September 30, 2019		As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000/-	30,000	298	90,000	872
ICICI Bank	1,00,000/-	25,000	249	75,000	738
Kotak Bank	1,00,000/-	–	–	77,000	747
Vijaya Bank	1,00,000/-	–	–	12,500	125
Total investments in certificates of deposit		55,000	547	2,54,500	2,482

The balances held in commercial paper as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as otherwise stated)

Particulars		As at September 30, 2019		As at March 31, 2019
	Face Value	Units	Amount	Units	Amount
LIC	5,00,000/-	–	–	10,000	495
Total investments in commercial paper		–	–	10,000	495

2.5 LOANS

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Non Current
Unsecured, considered good
Other loans
Loans to employees	16	19
	16	19
Unsecured, considered doubtful
Other loans
Loans to employees	25	24
	41	43
Less: Allowance for doubtful loans to employees	25	24
Total non-current loans	16	19
Current
Unsecured, considered good
Other loans
Loans to employees	240	241
Total current loans	240	241
Total loans	256	260

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Non Current
Security deposits (1)	50	52
Rental deposits (1)	204	193
Net investment in sublease of right of use asset (refer to note 2.19) (1)	390	–
Restricted deposits(1)*	23	67
Others (1)	12	–
Total non-current other financial assets	679	312
Current
Security deposits (1)	7	4
Rental deposits (1)	21	15
Restricted deposits (1)*	1,727	1,671
Unbilled revenues (1)#	2,843	2,093
Interest accrued but not due (1)	836	905
Foreign currency forward and options contracts (2) (3)	108	336
Escrow and other deposits pertaining to buyback (Refer note 2.11)(1)	–	257
Net investment in sublease of right of use asset (refer to note 2.19) (1)	32	–
Others (1)	243	224
Total current other financial assets	5,817	5,505
Total other financial assets	6,496	5,817

(1) Financial assets carried at amortized cost	6,388	5,481
(2) Financial assets carried at fair value through other comprehensive income	31	37
(3) Financial assets carried at fair value through profit or loss	77	299

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional upon passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Current
Unsecured
Considered good (1)	16,055	14,827
Considered doubtful	477	483
	16,532	15,310
Less: Allowance for credit loss	477	483
Total trade receivables	16,055	14,827
(1) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Balances with banks
In current and deposit accounts	11,754	14,197
Cash on hand	–	–
Others
Deposits with financial institutions	4,719	5,371
Total cash and cash equivalents	16,473	19,568
Balances with banks in unpaid dividend accounts	32	29
Deposit with more than 12 months maturity	6,960	6,582
Balances with banks held as margin money deposits against guarantees	105	114

Cash and cash equivalents as at September 30, 2019 and March 31, 2019 include restricted cash and bank balances of 375 crore and 358 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Non Current
Capital advances	429	489
Advances other than capital advances
Others
Withholding taxes and others	876	929
Prepaid gratuity (refer note no. 2.20.1)	18	42
Prepaid expenses	150	162
Deferred Contract Cost	244	277
Advance for business acquisition (refer note no. 2.1.1)	–	206
Total Non-Current other assets	1,717	2,105
Current
Advances other than capital advances
Payment to vendors for supply of goods	68	109
Others
Unbilled revenues #	4,426	3,281
Withholding taxes and others	1,288	1,488
Prepaid expenses	876	751
Deferred Contract Cost	54	58
Total Current other assets	6,712	5,687
Total other assets	8,429	7,792

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 471 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2019 are as follows:

  (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	16,473	–	–	–	–	16,473	16,473
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	24	145	–	169	169
Tax-free bonds and government bonds	1,910	–	–	–	–	1,910	2,199(1)
Liquid mutual fund units	–	–	1,220	–	–	1,220	1,220
Non convertible debentures	–	–	–	–	1,953	1,953	1,953
Government securities	–	–	–	–	1,154	1,154	1,154
Certificates of deposit	–	–	–	–	547	547	547
Other investments	–	–	32	–	–	32	32
Fixed maturity plan securities	–	–	476	–	–	476	476
Trade receivables (Refer Note no. 2.7)	16,055	–	–	–	–	16,055	16,055
Loans (Refer Note no. 2.5)	256	–	–	–	–	256	256
Other financials assets (Refer Note no. 2.6)(3)	6,388	–	77	–	31	6,496	6,418(2)
Total	41,082	–	1,829	145	3,685	46,741	46,952
Liabilities:
Trade payables	2,134	–	–	–	–	2,134	2,134
Financial Liability under option arrangements (refer to note 2.1.1)	–	–	600	–	–	600	600
Other financial liabilities (Refer Note no. 2.12)	8,072	–	240	–	2	8,314	8,314
Total	10,206	–	840	–	2	11,048	11,048

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 78 crore

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

  (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,568	–	–	–	–	19,568	19,568
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	23	100	–	123	123
Tax-free bonds and government bonds	1,911	–	–	–	–	1,911	2,125(1)
Liquid mutual fund units	–	–	1,786	–	–	1,786	1,786
Non convertible debentures	–	–	–	–	3,266	3,266	3,266
Government securities					724	724	724
Commercial paper	–	–	–	–	495	495	495
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Other investments	–	–	16	–	–	16	16
Fixed maturity plan securities	–	–	458	–	–	458	458
Trade receivables (Refer Note no. 2.7)	14,827	–	–	–	–	14,827	14,827
Loans (Refer Note no. 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer Note no. 2.6)	5,481	–	299	–	37	5,817	5,733(2)
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities:
Trade payables	1,655	–	–	–	–	1,655	1,655
Other financial liabilities (Refer Note no. 2.12)	8,731	–	205	–	–	8,936	8,936
Total	10,386	–	205	–	–	10,591	10,591

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at September 30, 2019:

(In crore)

Particulars	As at September 30, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	1,220	1,220	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,179	1,535	644	–
Investments in government bonds (Refer Note no. 2.4)	20	20	–	–
Investments in equity instruments (Refer Note no. 2.4)	11	–	–	11
Investments in preference securities (Refer Note no. 2.4)	158	–	–	158
Investments in non convertible debentures (Refer Note no. 2.4)	1,953	494	1,459	–
Investments in certificates of deposit (Refer Note no. 2.4)	547	–	547	–
Investment in Government securities (Refer Note no. 2.4)	1,154	1,154	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	476	–	476	–
Other investments (Refer Note no. 2.4)	32	–	–	32
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	108	–	108	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	38	–	38	–
Financial liability under option arrangements (refer to note 2.1.1)	600	–	–	600
Liability towards contingent consideration (Refer note no. 2.12)(1)	204	–	–	204

(1)	Discount rate pertaining to contingent consideration ranges from 9% to 15% .

During the six months ended September 30, 2019, tax free bonds and non-convertible debentures of 279 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 974 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2019 was as follows:

(In crore)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	1,786	1,786	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,107	1,836	271	–
Investments in government bonds (Refer Note no. 2.4)	18	18	–	–
Investments in equity instruments (Refer Note no. 2.4)	11	–	–	11
Investments in preference securities (Refer Note no. 2.4)	112	–	–	112
Investments in non convertible debentures (Refer Note no. 2.4)	3,266	1,780	1,486	–
Investments in certificates of deposit (Refer Note no. 2.4)	2,482	–	2,482	–
Investment in Government securities (Refer Note no. 2.4)	724	724	–	–
Investments in commercial paper (Refer Note no. 2.4)	495	–	495	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	458	–	458	–
Other investments (Refer Note no. 2.4)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	336	–	336	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	15	–	15	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	190	–	–	190

(1)	Discount rate pertaining to contingent consideration ranges from 9% to 16% .

During the year ended March 31, 2019, tax free bonds and non-convertible debentures of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 746 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at September 30, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	931	672	117	162	1,341	3,223
Trade receivables	10,201	1,945	1,069	518	1,596	15,329
Other financial assets , loans and other current assets	6,279	1,195	367	356	1,087	9,284
Trade payables	(702)	(127)	(90)	(45)	(877)	(1,841)
Other financial liabilities	(5,797)	(1,579)	(469)	(604)	(2,418)	(10,867)
Net assets / (liabilities)	10,912	2,106	994	387	729	15,128

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,640	266	110	213	1,113	3,342
Trade receivables	9,950	1,844	1,025	527	971	14,317
Other financial assets , loans and other current assets	4,189	873	285	310	748	6,405
Trade payables	(708)	(128)	(139)	(80)	(107)	(1,162)
Other financial liabilities	(4,201)	(560)	(217)	(382)	(759)	(6,119)
Net assets / (liabilities)	10,870	2,295	1,064	588	1,966	16,783

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Impact on the Group's incremental operating margins	0.46%	0.49%	0.45%	0.48%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	September 31, 2019		March 31, 2019
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	130	622	120	588
In Euro	140	1,082	135	1,049
In United Kingdom Pound Sterling	25	220	25	226
Other derivatives
Forward contracts
In Australian dollars	37	251	8	37
In Canadian dollars	13	70	13	68
In Euro	203	1,566	176	1,367
In Japanese Yen	–	–	550	34
In New Zealand dollars	16	71	16	75
In Norwegian Krone	40	31	40	32
In Singapore dollars	363	1,862	140	716
In South African Rand	22	10	–	–
In Swedish Krona	50	36	50	37
In Swiss Franc	3	22	25	172
In U.S. dollars	1,089	7,716	955	6,608
In Poland zloty	88	155	–	–
In Romanian leu	19	31	–	–
In Renminbi	151	149	–	–
In United Kingdom Pound Sterling	69	598	80	724
In Brazilian Real	55	94	–	–
Option Contracts
In Australian dollars	–	–	10	49
In Canadian Dollars	–	–	13	69
In Euro	25	193	60	466
In Swiss Franc	–	–	5	35
In U.S. dollars	592	4,196	433	2,995
In United Kingdom Pound Sterling	–	–	10	91
Total forwards and options contracts		18,975		15,438

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Not later than one month	3,357	4,432
Later than one month and not later than three months	6,133	6,921
Later than three months and not later than one year	9,485	4,085
	18,975	15,438

During the six months ended September 30, 2019, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of September 30, 2019 are expected to occur and reclassified to the consolidated statement of profit and loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the statement of profit or loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the three months and six months ended September 30, 2019 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Gain/(Loss)
Balance at the beginning of the period	(3)	9	21	–
Gain / (Loss) recognised in other comprehensive income during the period	46	(49)	49	(19)
Amount reclassified to profit or loss during the period	(23)	15	(58)	(3)
Tax impact on above	(6)	5	2	2
Balance at the end of the period	14	(20)	14	(20)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	September 31, 2019		March 31, 2019
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	119	(48)	338	(17)
Amount set off	(10)	10	(2)	2
Net amount presented in Balance Sheet	109	(38)	336	(15)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 16,055 crore and 14,827 crore as at September 30, 2019 and March 31, 2019, respectively and unbilled revenues amounting to 7,269 crore and 5,374 crore as at September 30, 2019 and March 31, 2019, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Revenue from top customer	3.2	3.9	3.2	3.8
Revenue from top 10 customers	19.2	19.4	19.7	19.3

Credit risk exposure

The allowance for lifetime ECL on customer balances for three months and six months ended September 30, 2019 was 34 crore and 83 crore respectively and was 73 crore and 142 crore for the three months and six months ended September 30, 2018

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Balance at the beginning	674	529	627	449
Impairment loss recognized	34	73	82	142
Write-offs	(72)	(73)	(73)	(73)
Translation differences	4	17	4	28
Balance at the end	640	546	640	546

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

Particulars	As at
	September 30, 2019	March 31, 2019
Trade receivables	16,055	14,827
Unbilled revenues	7,269	5,374

Days sales outstanding was 66 days and 66 days as of September 30, 2019 and March 31, 2019, respectively

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at September 30, 2019, the Group had a working capital of 29,638 crore including cash and cash equivalents of 16,473 crore and current investments of 3,518 crore. As at March 31, 2019, the Group had a working capital of 34,240 crore including cash and cash equivalents of 19,568 crore and current investments of 6,627 crore.

As at September 30, 2019 and March 31, 2019, the outstanding compensated absences were 1,870 crore and 1,663 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

Refer note 2.11 Equity for details on Company’s buyback programme.

The table below provides details regarding the contractual maturities of significant financial liabilities as at September 30, 2019:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,134	–	–	–	2,134
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	8,058	8	6	–	8,072
Financial liability under option arrangements	–	–	600	–	600
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	122	77	–	36	235

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2019:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,655	–	–	–	1,655
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	8,716	11	4	–	8,731
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	114	83	–	36	233

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

In December 2017, Ind AS 12 – Income Taxes was amended which clarified that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company’s Consolidated financial statements.

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2019	March 31, 2019
Authorized
Equity shares, 5 par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,121	2,170
4,23,94,82,666 (4,33,59,54,462) equity shares fully paid-up(2)
	2,121	2,170

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer note no. 2.21 for details of basic and diluted shares

(2)	Net of treasury shares 1,89,29,512 (2,03,24,982)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below

In the period of five years immediately preceding September 30, 2019:

Bonus Issue

The Company has allotted 2,18,41,91,490 , 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 , June 30, 2015 and December 31, 2014, respectively pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :(a) Declared a special dividend of 4/- per equity share; (b) Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800 per share (Maximum Buyback Price) which would comprise approximately 2.36% of the paid-up equity share capital of the Company, subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of 747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.In accordance with section 69 of the Companies Act, 2013, as at September 30, 2019 the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.After the execution of the above buy back, payment of special dividend (including dividend distribution tax) of 2,107 crore in January 2019 and payment of special dividend (including dividend distribution tax) of 2,633 crore in June 2018, the Company has completed the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at September 30, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective fiscal 2018 the Company’s policy was to pay up to 70% of the free cash flow annually by way of dividend and/or buyback.Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Final dividend for fiscal 2019	–	–	10.50	–
Final dividend for fiscal 2018	–	–	–	10.25
Special dividend for fiscal 2018	–	–	–	5.00

Note: Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. The same was approved by the Shareholders at the Annual General Meeting held on June 22, 2019 which resulted in a cash outflow of approximately 5,425 crore, excluding dividend paid on treasury shares and including dividend distribution tax.

The Board of Directors in their meeting on October 11, 2019 declared an interim dividend of 8/- per equity share which would result in a net cash outflow of approximately 4,092 crore, (excluding dividend paid on treasury shares) inclusive of dividend distribution tax

The details of shareholder holding more than 5% shares as at September 30, 2019 and March 31, 2019 are as follows :

Name of the shareholder	As at September 30, 2019		As at March 31, 2019
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	745,678,348	17.51	74,62,54,648	17.11
Life Insurance Corporation of India	25,81,50,593	6.06	25,43,32,376	5.83

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2019 and March 31, 2019 are as follows:

(In crore, except as stated otherwise)

Particulars	As at September 30, 2019		As at March 31, 2019
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	433,59,54,462	2,170	217,33,12,301	1,088
Add: Shares issued on exercise of employee stock options - before bonus issue	–	–	3,92,528	–
Add: Bonus shares issued	–	–	2,173,704,829	1,088
Add: Shares issued on exercise of employee stock options - after bonus issue	1,395,470	–	1,196,804	–
Less: Shares bought back (1)(2)	97,867,266	49	12,652,000	6
As at the end of the period	423,94,82,666	2,121	433,59,54,462	2,170

(1)	Includes 18,18,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 and have not been extinguished as of March 31, 2019

(2)	Includes 36,36,000 shares which have been purchased on account of buyback during the three months ended March 31, 2019 but have not been settled and therefore not extinguished as of March 31, 2019

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, upto 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator. The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September, 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 1,89,29,512 and 2,03,24,982 shares as at September 30, 2019 and March 31, 2019, respectively under the 2015 plan. Out of these shares 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at September 30, 2019 and March 31, 2019.

The following is the summary of grants during the three months and six months ended September 30, 2019 and September 30, 2018 under the 2015 Plan:

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018*	2019	2018*
2015 Plan: RSU
KMPs	–	–	212,096	217,200
Employees other than KMP	24,650	1,787,120	36,850	1,787,120
	24,650	1,787,120	248,946	2,004,320
Incentive unit - cash settled
Employees other than KMP	–	52,590	–	52,590
	–	52,590	–	52,590
	24,650	1,839,710	248,946	2,056,910

*Information is adjusted for September 2018 bonus issue.

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2,2019 have been amended to one year.

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of September 30, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for financial year 2020 under the 2019 Plan to Salil Parekh, CEO and MD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

COO and Whole time director

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for financial year 2020 under the 2019 Plan to U. B. Pravin Rao, COO and WTD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019

Other KMP

Based on the recommendations of the Nomination and Remuneration Committee, the Board , approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP under the 2015 Plan during the six months ended September 30, 2019.The grants were made effective May 2, 2019. These RSUs will vest generally over three to four years and additionally the performance based RSUs will vest based on achievement of certain performance targets.

As at September 30, 2019 and March 31, 2019, incentive units were outstanding (net of forfeitures) 1,34,228 and 1,77,454, respectively.

Break-up of employee stock compensation expense:

 (in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Granted to:
KMP	13	10	31	19
Employees other than KMP	41	44	88	78
Total (1)	54	54	119	97
(1) Cash-settled stock compensation expense included above	1	2	2	3

The carrying value of liability towards cash settled share based payments was 8 crore and 9 crore as at September 30, 2019 and March 31, 2019 respectively.

The activity in the 2015 Plan for equity-settled share based payment transactions during the three months ended September 30, 2019 and September 30, 2018 is set out as follows:

Particulars	Three months ended September 30, 2019	Three months ended September 30, 2018*
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	8,978,352	3.23	7,560,956	2.50
Granted	24,650	5.00	1,787,120	2.50
Exercised	1,158,468	2.50	776,316	2.50
Forfeited and expired	126,160	2.89	252,008	2.50
Outstanding at the end	7,718,374	3.31	8,319,752	2.50
Exercisable at the end	152,514	2.50	38,592	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,558,476	516	1,912,702	513
Granted	–	–	–	–
Exercised	6,450	499	3,600	459
Forfeited and expired	–	–	99,100	538
Outstanding at the end	1,552,026	525	1,810,002	531
Exercisable at the end	722,726	525	406,050	529

* Information is adjusted for September, 2018 bonus issue

The activity in the 2015 Plan for equity-settled share based payment transactions during the six months ended September 30, 2019 and September 30, 2018 is set out as follows:

Particulars	Six months ended September 30, 2019		Six months ended September 30, 2018*
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	9,181,198	3.13	7,500,818	2.50
Granted	248,946	5.00	2,004,320	2.50
Exercised	1,375,920	2.50	822,472	2.50
Forfeited and expired	335,850	3.09	362,914	2.50
Outstanding at the end	7,718,374	3.31	8,319,752	2.50
Exercisable at the end	152,514	2.50	38,592	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,623,176	516	1,933,826	493
Granted	–	–	–	–
Exercised	19,550	492	5,524	473
Forfeited and expired	51,600	530	118,300	527
Outstanding at the end	1,552,026	525	1,810,002	531
Exercisable at the end	722,726	525	406,050	529

* Information is adjusted for September, 2018 bonus issue

During the three months ended September 30, 2019 and September 30, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 788 and 703 (adjusted for September 2018 bonus issue) respectively.

During the six months ended September 30, 2019 and September 30, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 780 and 696 (adjusted for September 2018 bonus issue) respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at September 30, 2019 is as follows:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	7,718,374	1.40	3.31
450 - 600 (ESOP)	1,552,026	4.50	525
	9,270,400	1.92	91

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2019 was as follows:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares RSU	Fiscal 2019- ADS RSU
Weighted average share price () / ($- ADS) (1)	732	11.00	696	10.77
Exercise price ()/ ($- ADS) (1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22-24	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS) (1)	676	10.43	648	10.03

(1)	Fiscal 2019 values are adjusted for September, 2018 bonus issue wherever applicable

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Non-current
Others
Accrued compensation to employees (1)	8	15
Compensated absences	45	44
Financial liability under option arrangements (refer to note 2.1.1)(2)	600	–
Payable for acquisition of business (refer to note 2.1.1) (2)
Contingent consideration	88	88
Other Payables (1)	6	–
Total non-current other financial liabilities	747	147
Current
Unpaid dividends (1)	32	29
Others
Accrued compensation to employees (1)	2,626	2,572
Accrued expenses (1)	4,178	3,319
Retention monies (1)	102	112
Payable for acquisition of business
Contingent consideration (refer note no. 2.1.1) (2)	116	102
Payable by controlled trusts (1)	154	168
Financial liability relating to buyback (refer to note 2.11)(1) (4)	–	1,202
Compensated absences	1,825	1,619
Foreign currency forward and options contracts (2)(3)	38	15
Capital creditors (1)	284	676
Other payables (1)	682	638
Total current other financial liabilities	10,037	10,452
Total other financial liabilities	10,784	10,599

(1) Financial liability carried at amortized cost	8,072	8,731
(2) Financial liability carried at fair value through profit or loss	840	205
(3) Financial liability carried at fair value through other comprehensive income	2	–
Contingent consideration on undiscounted basis	235	233
(4) In accordance with Ind AS 32, Financial Instruments : Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.11). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buyback, with a corresponding debit in general reserve / retained earnings.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Non-current
Others
Deferred income - government grant on land use rights	40	42
Accrued gratuity (refer to note 2.20.1)	36	30
Deferred rent (refer to note 2.19)	–	174
Deferred income	25	29
Others	2	–
Total non-current other liabilities	103	275
Current
Unearned revenue	2,708	2,809
Client deposit	16	26
Others
Withholding taxes and others	1,659	1,487
Accrued gratuity (refer to note 2.20.1)	3	2
Deferred rent (refer to note 2.19)	2	63
Deferred income - government grant on land use rights	1	1
Others	–	–
Total current other liabilities	4,389	4,388
Total other liabilities	4,492	4,663

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Current
Others
Post-sales client support and other provisions	608	576
Total provisions	608	576

The movement in the provision for post-sales client support and other provisions is as follows :

(In crore)

Particulars	Three months ended	Six months ended
	September 30, 2019	September 30, 2019
Balance at the beginning	583	576
Provision recognized/(reversed)	22	60
Provision utilized	(12)	(42)
Exchange difference	15	14
Balance at the end	608	608

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Current taxes	1,488	1,612	2,947	3,063
Deferred taxes	(29)	(89)	(123)	(158)
Income tax expense	1,459	1,523	2,824	2,905

Income tax expense for the three months ended September 30, 2019 and September 30, 2018 includes reversal (net of provisions) of  76 crore and 2 crore, respectively. Income tax expense for the six months ended September 30, 2019 and September 30, 2018 includes reversal (net of provisions) of  119 crore and 61 crore, respectively. These reversals pertaining to prior periods on account of adjudication of certain disputed matters in favour of the Company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Profit before income taxes	5,496	5,633	10,663	10,626
Enacted tax rates in India	34.94%	34.94%	34.94%	34.94%
Computed expected tax expense	1,920	1,968	3,726	3,713
Tax effect due to non-taxable income for Indian tax purposes	(604)	(659)	(1,176)	(1,268)
Overseas taxes	219	228	409	430
Tax provision (reversals)	(76)	(2)	(119)	(61)
Effect of exempt non-operating income	(10)	(9)	(21)	(34)
Effect of unrecognized deferred tax assets	29	18	46	56
Effect of differential overseas tax rates	(10)	6	(19)	(6)
Effect of non-deductible expenses	24	(9)	45	117
Branch profit tax (net of credits)	(28)	(27)	(57)	(56)
Others	(5)	9	(10)	14
Income tax expense	1,459	1,523	2,824	2,905

The applicable Indian corporate statutory tax rate for the six months ended September 30, 2019 and September 30, 2018 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the three months and six months ended September 30, 2019 and September 30, 2018 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' U.S. branch net assets amounted to approximately 5,196 crore. As at September 30, 2019, the Company has a deferred tax liability for branch profit tax of  148 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 7,481 crore and 6,007 crore as at September 30, 2019 and March 31, 2019, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 2,671 crore and 2,624 crore as at September 30, 2019 and March 31, 2019, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at September 30, 2019:

(In crore)

Year	As at
September 30, 2019
2020	171
2021	78
2022	132
2023	194
2024	159
Thereafter	1,937
Total	2,671

The following table provides details of expiration of unused tax losses as at March 31, 2019:

(In crore)

Year	As at
March 31, 2019
2020	173
2021	80
2022	142
2023	198
2024	187
Thereafter	1,844
Total	2,624

The following table provides the details of income tax assets and income tax liabilities as at September 30, 2019 and March 31, 2019:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Income tax assets	6,441	6,743
Current income tax liabilities	1,528	1,567
Net current income tax asset / (liability) at the end	4,913	5,176

The gross movement in the current income tax asset/ (liability) for the three months and six months ended September 30, 2019 and September 30, 2018 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Net current income tax asset/ (liability) at the beginning	4,481	4,024	5,176	4,027
Translation differences	(3)	(2)	(5)	(3)
Income tax paid	1,904	2,225	2,705	3,653
Current income tax expense	(1,487)	(1,612)	(2,947)	(3,063)
Reclassified under assets held for sale (refer note no. 2.1.2)	–	1	–	23
Income tax benefit arising on exercise of stock options	7	2	7	2
Additions through business combination	–	–	(40)	–
Tax impact on buyback expenses	4	–	4	–
Income tax on other comprehensive income	7	(1)	13	(2)
Net current income tax asset/ (liability) at the end	4,913	4,637	4,913	4,637

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended September 30, 2019 is as follows:

(In crore)

Particulars	Carrying value as at July 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of September 30, 2019
Deferred income tax assets
Property, plant and equipment	262	(6)	–	–	–	–	–	256
Lease liabilities	61	(41)	–	–	–	–	–	20
Accrued compensation to employees	33	3	–	–	–	–	–	36
Trade receivables	182	(1)	–	–	–	–	–	181
Compensated absences	416	17	–	–	–	–	–	433
Post sales client support	103	4	–	–	–	–	1	108
Derivative financial instruments	4	4	–	–	–	–	–	8
Intangibles	17	1	–	–	–	–	–	18
Credits related to branch profits	306	(35)	–	–	–	–	8	279
Others	194	(25)	–	–	–	–	(6)	163
Total deferred income tax assets	1,578	(79)	–	–	–	–	3	1,502
Deferred income tax liabilities
Intangible asset	(296)	14	–	–	–	–	(1)	(283)
Branch profit tax	(477)	63	–	–	–	–	(12)	(426)
Derivative financial instruments	(92)	25	–	(6)	–	–	3	(70)
Others	(75)	6	–	–	–	–	2	(67)
Total Deferred income tax liabilities	(940)	108	–	(6)	–	–	(8)	(846)

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended September 30, 2018 is as follows:

(In crore)

Particulars	Carrying value as at July 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116	Reclassified as Held for Sale, net	Translation difference	Carrying value as of September 30, 2018
Deferred income tax assets
Property, plant and equipment	219	12	–	–	–	(1)	2	232
Accrued compensation to employees	20	(1)	–	–	–	1	–	20
Trade receivables	147	4	–	–	–	–	–	151
Compensated absences	370	9	–	–	–	–	1	380
Post sales client support	100	6	–	–	–	–	1	107
Derivative financial instruments	18	34	–	5	–	–	1	58
Intangibles	10	4	–	–	–	–	–	14
Credits related to branch profits	325	(32)	–	–	–	–	20	313
Others	126	(4)	–	5	–	(4)	(1)	122
Total deferred income tax assets	1,335	32	–	10	–	(4)	24	1,397
Deferred income tax liabilities
Intangible asset	(39)	(1)	–	–	–	–	(1)	(41)
Branch profit tax	(469)	59	–	–	–	–	(27)	(437)
Derivative financial instruments	(3)	1	–	–	–	–	1	(1)
Others	(29)	(2)	–	–	–	(2)	1	(32)
Total Deferred income tax liabilities	(540)	57	–	–	–	(2)	(26)	(511)

The movement in gross deferred income tax assets and liabilities (before set off) for the six months ended September 30, 2019 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of September 30, 2019
Deferred income tax assets
Property, plant and equipment	262	(7)	1	–	–	–	–	256
Lease liabilities	52	(39)	–	–	6	–	1	20
Accrued compensation to employees	31	8	–	–	–	–	(3)	36
Trade receivables	176	5	–	–	–	–	–	181
Compensated absences	397	36	–	–	–	–	–	433
Post sales client support	104	4	–	–	–	–	–	108
Derivative financial instruments	4	4	–	–	–	–	–	8
Intangibles	16	1	–	–	–	–	1	18
Credits related to branch profits	340	(69)	–	–	–	–	8	279
Others	174	(15)	9	(4)	–	–	(1)	163
Total deferred income tax assets	1,556	(72)	10	(4)	6	–	6	1,502
Deferred income tax liabilities
Intangible asset	(128)	24	(176)	–	–	–	(3)	(283)
Branch profit tax	(541)	126	–	–	–	–	(11)	(426)
Derivative financial instruments	(110)	36	–	2	–	–	2	(70)
Others	(77)	9	–	1	–	–	–	(67)
Total Deferred income tax liabilities	(856)	195	(176)	3	–	–	(12)	(846)

The movement in gross deferred income tax assets and liabilities (before set off) for the six months ended September 30, 2018 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Impact on account of Ind AS 116 adoption	Reclassified from Held for Sale, net	Translation difference	Carrying value as of September 30, 2018
Deferred income tax assets
Property, plant and equipment	215	16	–	–	–	(1)	2	232
Accrued compensation to employees	12	9	–	–	–	(2)	1	20
Trade receivables	141	10	–	–	–	–	–	151
Compensated absences	366	14	–	–	–	–	–	380
Post sales client support	98	8	–	–	–	–	1	107
Derivative financial instruments	13	42	–	2	–	–	1	58
Intangibles	9	4	–	–	–	–	1	14
Credits related to branch profits	341	(65)	–	–	–	–	37	313
Others	117	5	–	16	–	(9)	(7)	122
Total deferred income tax assets	1,312	43	–	18	–	(12)	36	1,397
Deferred income tax liabilities
Intangible asset	(38)	(1)	–	–	–	–	(2)	(41)
Branch profit tax	(505)	121	–	–	–	–	(53)	(437)
Derivative financial instruments	(2)	–	–	–	–	–	1	(1)
Others	(26)	(5)	–	(1)	–	(3)	3	(32)
Total Deferred income tax liabilities	(571)	115	–	(1)	–	(3)	(51)	(511)

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Deferred income tax assets after set off	1,363	1,372
Deferred income tax liabilities after set off	(707)	(672)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as unbilled revenue while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its statement of Profit and loss.

Revenues for the three months and six months ended September 30, 2019 and September 30, 2018 are as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Revenue from software services	21,177	19,560	41,747	37,762
Revenue from products and platforms	1,452	1,049	2,685	1,975
Total revenue from operations	22,629	20,609	44,432	39,737

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended September 30, 2019 and September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	4,151	2,245	1,858	1,644	1,305	1,617	943	126	13,889
	4,061	2,239	1,276	1,436	1,061	1,471	786	101	12,431
Europe	1,569	992	439	1,036	875	44	473	36	5,464
	1,242	957	468	856	865	26	502	33	4,949
India	340	13	51	1	23	46	13	120	607
	292	5	11	1	21	32	3	151	516
Rest of the world	1,153	198	613	281	88	6	25	305	2,669
	1,049	268	774	234	42	8	30	308	2,713
Total	7,213	3,448	2,961	2,962	2,291	1,713	1,454	587	22,629
	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Revenue by offerings
Digital	2,828	1,475	1,173	1,113	853	623	449	164	8,678
	2,073	1,180	870	705	575	518	325	95	6,341
Core	4,385	1,973	1,788	1,849	1,438	1,090	1,005	423	13,951
	4,571	2,289	1,659	1,822	1,414	1,019	996	498	14,268
Total	7,213	3,448	2,961	2,962	2,291	1,713	1,454	587	22,629
	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609

For the six months ended September 30, 2019 and September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	8,184	4,468	3,739	3,207	2,481	3,212	1,783	239	27,313
	7,724	4,311	2,471	2,805	2,044	2,841	1,528	182	23,906
Europe	2,907	1,981	888	2,030	1,697	85	947	73	10,608
	2,404	1,849	950	1,649	1,656	42	988	68	9,606
India	638	25	81	2	42	83	18	223	1,112
	568	12	23	2	42	67	5	293	1,012
Rest of the world	2,340	409	1,256	557	170	12	47	608	5,399
	2,023	465	1,514	445	84	9	60	613	5,213
Total	14,069	6,883	5,964	5,796	4,390	3,392	2,795	1,143	44,432
	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Revenue by offerings
Digital	5,333	2,897	2,244	2,085	1,617	1,206	813	272	16,467
	3,788	2,177	1,620	1,346	1,065	976	627	166	11,765
Core	8,736	3,986	3,720	3,711	2,773	2,186	1,982	871	27,965
	8,931	4,460	3,338	3,555	2,761	1,983	1,954	990	27,972
Total	14,069	6,883	5,964	5,796	4,390	3,392	2,795	1,143	44,432
	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time.

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts (contract asset) is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the six months ended September 30, 2019 and September 30, 2018 , the company recognized revenue of 2,014 crore and 1,552 crore arising from opening unearned revenue as of April 1, 2019 and April 1, 2018 respectively.

During the six months ended September 30, 2019 and September 30, 2018, 2,612 crore and 2,606 crore of unbilled revenue pertaining to fixed price development contracts as of April 1, 2019 and April 1, 2018 , respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at September 30, 2019, other than those meeting the exclusion criteria mentioned above, is 54,598 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, is 51,274 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Consolidated Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Effective April 1, 2018, the Group has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and six months ended September 30, 2019 and September 30, 2018 is as follows:

 In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	36	36	72	71
Deposit with Bank and others	268	295	590	642
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	81	159	196	326
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	1	1	1
Gain / (loss) on liquid mutual funds	37	52	102	85
Income on investments carried at fair value through other comprehensive income	11	–	27	–
Exchange gains/ (losses) on foreign currency forward and options contracts	(43)	(412)	96	(597)
Exchange gains/ (losses) on translation of assets and liabilities	205	578	159	803
Miscellaneous Income, net	30	30	119	134
Total other income	626	739	1,362	1,465

2.18 EXPENSES

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Employee benefit expenses
Salaries including bonus	12,296	10,804	24,192	20,937
Contribution to provident and other funds	269	239	543	465
Share based payments to employees (Refer note no. 2.11)	54	54	119	97
Staff welfare	56	61	123	121
	12,675	11,158	24,977	21,620
Cost of software packages and others
For own use	266	226	498	438
Third party items bought for service delivery to clients	414	380	798	713
	680	606	1,296	1,151
Other expenses
Repairs and maintenance	385	310	745	582
Power and fuel	61	61	121	121
Brand and marketing	123	129	261	225
Short-term leases (Refer to Note 2.19)	22	–	42	–
Operating leases	–	145	–	271
Rates and taxes	47	60	84	96
Consumables	22	12	38	21
Insurance	22	16	41	33
Provision for post-sales client support and others	19	27	10	28
Commission to non-whole time directors	2	2	4	4
Impairment loss recognized / (reversed) under expected credit loss model	36	76	88	146
Contributions towards Corporate Social responsibility	100	57	168	131
Others	76	58	161	121
	915	953	1,763	1,779

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 2,907 crore, 'Net investment in sublease' of ROU asset of 430 crore and a lease liability of 3,598 crore. The cumulative effect of applying the standard, amounting to 40 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share. Ind AS 116 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, Ind AS 116 is applied only to contracts that were previously identified as leases under Ind AS 17.

The difference between the lease obligation recorded as of March 31, 2019 under Ind AS 17 disclosed under Note 2.19 of the 2019 Annual Report and the value of the lease liability as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with Ind AS 116 and discounting the lease liabilities to the present value under Ind AS 116.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%.

Following are the changes in the carrying value of right of use assets for the three months ended September 30, 2019:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of July 1, 2019	630	3,079	20	-	3,729
Additions	–	320	2	26	348
Deletions	(3)	(5)	–	–	(8)
Depreciation	(2)	(131)	(3)	(1)	(137)
Translation difference	–	(14)	(1)	–	(15)
Balance as of September 30, 2019	625	3,249	18	25	3,917

Following are the changes in the carrying value of right of use assets for the six months ended September 30, 2019:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116 (Refer to note 2.2 & 2.3)	634	–	–	–	634
Additions	–	437	4	26	467
Additions through business combination (Refer to note 2.1)	–	177	10	–	187
Deletions	(3)	(5)	–	–	(8)
Depreciation	(4)	(252)	(5)	(1)	(262)
Translation difference	(2)	(6)	–	–	(8)
Balance as of September 30, 2019	625	3,249	18	25	3,917

The following is the break-up of current and non-current lease liabilities as of September 30, 2019

(In crore)

Particulars	Amount
Current lease liabilities	515
Non-current lease liabilities	3,562
Total	4,077

The following is the movement in lease liabilities during the three months and six months ended September 30, 2019:

(In crore)

Particulars	Three Months ended September 30, 2019	Six Months ended September 30, 2019
Balance at the beginning	3,832	3,598
Additions	348	467
Additions through business combination (Refer to note 2.1)	–	224
Deletions	(5)	(5)
Finance cost accrued during the period	42	82
Payment of lease liabilities	(154)	(294)
Translation difference	14	5
Balance at the end	4,077	4,077

The table below provides details regarding the contractual maturities of lease liabilities as of September 30, 2019 on an undiscounted basis:

(In crore)

Particulars	Amount
Less than one year	689
One to five years	2,293
More than five years	1,858
Total	4,840

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense for recorded for short-term leases was 22 crore for the three months ended September 30, 2019 and 42 crore for the six months ended September 30,2019

The aggregate depreciation on ROU assets has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

The following is the movement in the net investment in sublease of ROU assets during the three months and six months ended September 30, 2019:

(In crore)

Particulars	Three Months ended September 30, 2019	Six Months ended September 30, 2019
Balance at the beginning	429	430
Interest income accrued during the period	4	8
Lease receipts	(23)	(23)
Translation difference	12	7
Balance at the end	422	422

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as of September 30, 2019 on an undiscounted basis:

(In crore)

Particulars	Amount
Less than one year	46
One to five years	200
More than five years	256
Total	502

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at September 30, 2019 and March 31, 2019:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Change in benefit obligations
Benefit obligations at the beginning	1,351	1,201
Service cost	89	157
Interest expense	46	85
Remeasurements - Actuarial (gains) / losses	62	32
Benefits paid	(66)	(128)
Translation difference	1	2
Reclassified from held for sale (refer note no 2.1.2)	–	2
Benefit obligations at the end	1,483	1,351
Change in plan assets
Fair value of plan assets at the beginning	1,361	1,216
Interest income	48	90
Remeasurements- Return on plan assets excluding amounts included in interest income	10	4
Contributions	109	174
Benefits paid	(66)	(123)
Fair value of plan assets at the end	1,462	1,361
Funded status	(21)	10
Prepaid gratuity benefit	18	42
Accrued gratuity	(39)	(32)

Amount for the three months and six months ended September 30, 2019 and September 30, 2018 recognized in the consolidated statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Service cost	45	40	89	79
Net interest on the net defined benefit liability/(asset)	(2)	–	(2)	(1)
Net gratuity cost	43	40	87	78

Amount for the three months and six months ended September 30, 2019 and September 30, 2018 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	33	(2)	62	(3)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(4)	(2)	(10)	(3)
	29	(4)	52	(6)

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
(Gain)/loss from change in demographic assumptions	–	1	–	(3)
(Gain)/loss from change in financial assumptions	27	14	52	(13)
(Gain)/loss from experience adjustment	6	(17)	10	13
	33	(2)	62	(3)

The weighted-average assumptions used to determine benefit obligations as at September 30, 2019 and March 31, 2019 are set out below:

Particulars	As at
	September 30, 2019	March 31, 2019
Discount rate	6.5%	7.1%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and six months ended September 30, 2019 and September 30, 2018 are set out below:

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Discount rate (%) (1)	7.1	7.5	7.1	7.5
Weighted average rate of increase in compensation levels (%) (2)	8	8	8	8
Weighted average duration of defined benefit obligation (years) (3)	5.9	6.1	5.9	6.1

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at September 30, 2019
Discount rate	77
Weighted average rate of increase in compensation levels	67

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at September 30, 2019 and March 31, 2019, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended September 30, 2019 and September 30, 2018 were 28 crore and 24 crore, respectively.

Actual return on assets for the six months ended September 30, 2019 and September 30, 2018 were 58 crore and 48 crore, respectively.

The Group expects to contribute 123 crore to the gratuity trusts during remainder of fiscal 2020.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	209
1-2 year	218
2-3 year	225
3-4 year	233
4-5 year	255
5-10 years	1,280

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at September 30, 2019 and March 31, 2019, respectively.

The details of the benefit obligation is as follows:

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Benefit obligation at the period end	6,339	5,989
Net liability recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	September 30, 2019	March 31, 2019
Government of India (GOI) bond yield	6.5%	7.1%
Remaining term to maturity of portfolio	5.41 years	5.47 years
Expected guaranteed interest rate
First year	8.65%	8.65%
Thereafter	8.60%	8.60%

The Group contributed 160 crore and 136 crore to the provident fund during the three months ended September 30, 2019 and September 30, 2018, respectively. The Group contributed 307 crore and 265 crore to the provident fund during the six months ended September 30, 2019 and September 30, 2018, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The Hon’ble Supreme Court of India vide its judgment and subsequent review petition has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The company will continue to monitor and evaluate its position based on future events and developments.

2.20.3 Superannuation

The Group contributed 61 crore and 53 crore during the three months ended September 30, 2019 and September 30, 2018, respectively. The Group contributed 119 crore and 102 crore during the six months ended September 30, 2019 and September 30, 2018, respectively same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Salaries and bonus(1)	12,412	10,893	24,464	21,176
Defined contribution plans	85	76	166	148
Defined benefit plans	178	189	347	296
	12,675	11,158	24,977	21,620

(1)	Includes employee stock compensation expense of 54 crore for the three months ended September 30, 2019 and an employee stock compensation cost of 119 crore, for the six months ended September 30, 2019. Similarly, includes employee stock compensation expense of 54 crore and 97 crore for the three months and six months ended September 30, 2018 respectively.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	424,93,43,678	434,70,55,177	427,56,15,916	434,68,57,296
Effect of dilutive common equivalent shares - share options outstanding	64,79,275	51,53,295	67,06,621	50,57,914
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	425,58,22,953	435,22,08,472	428,23,22,537	435,19,15,210

Information in the table above is adjusted for September 2018 bonus issue (Refer note no 2.11)

Information in the table above is adjusted for September 2018 bonus issue (Refer note no. 2.11)

(1)	Excludes treasury shares

For the three months and six months ended September 30, 2019 and September 30, 2018, there are no options to purchase equity shares which had an anti-dilutive effect

2.22 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	September 30, 2019	March 31, 2019
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	3,096	3,081
[Amount paid to statutory authorities 5,910 crore (5,925 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,247	1,724
Other commitments*	72	86

*Uncalled capital pertaining to investments

(1)

As at September 30, 2019, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 2,866 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,909 crore.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		September 30, 2019	March 31, 2019
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	100%
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(3)	Brazil	99.99%	99.99%
Infosys CIS LLC(1)(22)	Russia	–	–
Infosys Luxembourg S.a.r.l (1)(17)	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(23)	Canada	–	–
Infosys Canada Public Services Ltd(24)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(5)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(5)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (5)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(5)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(5)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(6)(15)	U.S.	–	–
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infosys Consulting s.r.o.(6)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(6)	China	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting S.R.L.(6)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(7)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(8)	Israel	100%	100%
Panaya GmbH(8)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(8)	Japan	100%	100%
Noah Consulting LLC (Noah)(9)	U.S.	–	–
Noah Information Management Consulting Inc. (Noah Canada)(10)	Canada	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)(11)	U.K.	100%	100%
Brilliant Basics Limited(12)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(12)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(13)	Dubai	100%	100%
Fluido Oy(13)(18)	Finland	100%	100%
Fluido Sweden AB (Extero)(19)	Sweden	100%	100%
Fluido Norway A/S(19)	Norway	100%	100%
Fluido Denmark A/S(19)	Denmark	100%	100%
Fluido Slovakia s.r.o(19)	Slovakia	100%	100%
Fluido Newco AB(19)	Sweden	100%	100%
Infosys Compaz Pte. Ltd (formerly Trusted Source Pte. Ltd) (20)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(13)(21)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody) (14)	U.S.	100%	100%
WDW Communications, Inc(16)	U.S.	100%	100%
WongDoody, Inc(16)	U.S.	100%	100%
HIPUS(25)	Japan	81%	–
Stater N.V.(26)	The Netherlands	75%	–
Stater Nederland B.V.(27)	The Netherlands	75%	–
Stater Duitsland B.V.(27)	The Netherlands	75%	–
Stater XXL B.V.(27)	The Netherlands	75%	–
HypoCasso B.V.(27)	The Netherlands	75%	–
Stater Participations B.V.(27)	The Netherlands	75%	–
Stater Deutschland Verwaltungs-GmbH(28)	Germany	75%	–
Stater Deutschland GmbH & Co. KG(28)	Germany	75%	–
Stater Belgium N.V./S.A.(29)	Belgium	53.99%	–

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Incorporated effective November 20, 2017

(3)	Majority owned and controlled subsidiary of Infosys Limited

(4)	Under liquidation

(5)	Wholly owned subsidiary of Infosys BPM

(6)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(7)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(8)	Wholly owned subsidiary of Panaya Inc.

(9)	Liquidated effective November 9, 2017

(10)	Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017

(11)	On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited

(12)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(13)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(14)	On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody

(15)	Liquidated effective May 4, 2018

(16)	Wholly-owned subsidiary of WongDoody

(17)	Incorporated effective August 6, 2018

(18)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries

(19)	Wholly-owned subsidiary of Fluido Oy
(20)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd
(21)	Incorporated effective December 19,2018
(22)	Incorporated effective November 29, 2018
(23)	Incorporated effective November 27, 2018, wholly owned subsidiary Infosys Public Services Inc
(24)	Liquidated effective May 9, 2017, wholly owned subsidiary Infosys Public Services Inc
(25)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the voting interests in HIPUS Co. Ltd, Japan
(26)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V
(27)	Majority owned and controlled subsidiaries of Stater N.V
(28)	Majority owned and controlled subsidiaries of Stater Duitsland B.V.
(29)	Majority owned and controlled subsidiaries of Stater Participations B.V.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust (formerly Infosys BPO Limited Employees Superannuation Fund Trust)	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust (formerly Infosys BPO Limited Employees' Gratuity Fund Trust)	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust *	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

* Registered on May 15, 2019

List of key management personnel

Whole-time directors

Salil Parekh , Chief Executive Officer and Managing Director

U. B. Pravin Rao, Chief Operating officer

Non-whole-time directors

Nandan M. Nilekani

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Ravi Kumar S, President and Deputy Chief Operating Officer

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A. G. S. Manikantha

Transaction with key management personnel:

The related party transactions with above KMP which comprise directors and executive officers are as follows :

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1)	28	25	60	49
Commission and other benefits to non-executive/independent directors	2	2	4	4
Total	30	27	64	53

(1)	Total employee stock compensation expense for the three months ended September 30, 2019 and September 30, 2018 includes a charge of 13 crore and 10 crore, respectively, towards key managerial personnel. For the six months ended September 30, 2019 and September 30, 2018, includes a charge of 31 crore and 19 crore respectively, towards key managerial personnel. (Refer to note 2.11)

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services .

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations

Business Segments

Three months ended September 30, 2019 and September 30, 2018:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi- Tech	Life Sciences	All other segments	Total
Revenue from operations	7,213	3,448	2,961	2,962	2,291	1,713	1,454	587	22,629
	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Identifiable operating expenses	3,718	1,722	1,756	1,564	1,264	1,015	770	355	12,164
	3,530	1,771	1,351	1,409	1,107	850	691	363	11,072
Allocated expenses	1,629	688	582	580	518	306	292	225	4,820
	1,338	664	519	522	417	269	254	197	4,180
Segmental operating income	1,866	1,038	623	818	509	392	392	7	5,645
	1,776	1,034	659	596	465	418	376	33	5,357
Unallocable expenses									733
									463
Other income, net (Refer to note 2.17)									626
									739
Finance costs (Refer to note 2.19)									42
									–
Profit before tax									5,496
									5,633
Income Tax Expense									1,459
									1,523
Net Profit									4,037
									4,110
Depreciation and amortization expense									727
									463
Non-cash expenses other than depreciation and amortization									6
									–

Six months ended September 30, 2019 and September 30, 2018:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi- Tech	Life Sciences	All other segments	Total
Revenue from operations	14,069	6,883	5,964	5,796	4,390	3,392	2,795	1,143	44,432
	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Identifiable operating expenses	7,400	3,463	3,544	3,068	2,456	2,038	1,551	685	24,205
	6,790	3,372	2,615	2,670	2,132	1,636	1,358	700	21,273
Allocated expenses	3,090	1,350	1,175	1,186	1,012	592	574	446	9,425
	2,592	1,286	1,012	1,011	818	517	494	403	8,133
Segmental operating income	3,579	2,070	1,245	1,542	922	762	670	12	10,802
	3,337	1,979	1,331	1,220	876	806	729	53	10,331
Unallocable expenses									1,419
									900
Other income, net (Refer to note 2.17)									1,362
									1,465
Finance costs (Refer to note 2.19)									82
									–
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									–
									270
Profit before tax									10,663
									10,626
Income Tax Expense									2,824
									2,905
Net Profit									7,839
									7,721
Depreciation and amortization expense									1,408
									900
Non-cash expenses other than depreciation and amortization									11
									270

Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended September 30, 2019 and September 30, 2018.

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Three months ended September 30,		Six months ended September 30,
		2019	2018	2019	2018
Revenue from operations	2.16	22,629	20,609	44,432	39,737
Cost of Sales		15,079	13,281	29,858	25,569
Gross profit		7,550	7,328	14,574	14,168
Operating expenses
Selling and marketing expenses		1,162	1,088	2,336	2,092
General and administration expenses		1,476	1,346	2,855	2,645
Total operating expenses		2,638	2,434	5,191	4,737
Operating profit		4,912	4,894	9,383	9,431
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	–	–	(270)
Other income, net	2.17	626	739	1,362	1,465
Finance cost	2.19	42	–	82	–
Profit before tax		5,496	5,633	10,663	10,626
Tax expense:
Current tax	2.15	1,488	1,612	2,947	3,063
Deferred tax	2.15	(29)	(89)	(123)	(158)
Profit for the period		4,037	4,110	7,839	7,721
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20 and 2.15	(22)	3	(39)	4
Equity instruments through other comprehensive income, net	2.4 and 2.15	2	8	5	12
		(20)	11	(34)	16
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	17	(29)	(7)	(20)
Exchange differences on translation of foreign operations, net		(35)	334	(10)	421
Fair value changes on investments, net	2.4 and 2.15	2	(15)	18	(60)
		(16)	290	1	341

Total other comprehensive income / (loss), net of tax		(36)	301	(33)	357
Total comprehensive income for the period		4,001	4,411	7,806	8,078
Profit attributable to:
Owners of the Company		4,019	4,110	7,817	7,721
Non-controlling interests		18	–	22	–
		4,037	4,110	7,839	7,721
Total comprehensive income attributable to:
Owners of the Company		3,984	4,411	7,782	8,078
Non-controlling interests		17	–	24	–
		4,001	4,411	7,806	8,078

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru October 11, 2019